FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of
                                                                                                 Reporting Person(s) to Issuer
                                                         THERMOGENESIS CORP                        (Check all applicable)
                                                             ("KOOL")                              Director          -- 10% Owner
                                                                                               xx  Officer           -- Other
                                                                                                 (give title below)  (specify below)

Acosta,         Sam                                                                        Vice President, Manufacturing Operations
-----------------------------------------   -------------------- --------------------      ----------------------------------------
(Last)       (First)          (Middle)      3. I.R.S.            4. Statement for
                                            Identification          (Month/Year)
                                            Number of Reporting
                                            Person, if an              05/01
 C/O THERMOGENESIS CORP                     Entity                -------------------
 3146 GOLD CAMP DRIVE                       (Voluntary)
---------------------------------------
(Street)                                        --                                          7.  Individual or Joint/Group Filing
                                                                  5. If Amendment,                  (Check Applicable Line)
                                                                     Date of Original        X  Form filed by one Reporting Person
                                                                      (Month/Year)           -- Form filed by More than One
RANCHO CORDOVA,         CA      95670                                  06/11/01                  Reporting Person
--------------------------------------       -----------------------------------------      ---------------------------------------
(City)         (State)          (Zip)


          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /      Date      /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/
Common
 Stock       05/23/01         M               2,500           A        $1.125                                D
------------------------------------------------------------------------------------------------------------------------------------
Common
 Stock       05/01/01         S               2,500           D        $2.52          6,110                  D              N/A
------------------------------------------------------------------------------------------------------------------------------------
Common
 Stock       05/01/01         S               2,500           D        $2.52              0                  I(1)         By Spouse
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Title   / Conversion/ Trans- / Trans- / Number of /      Date       /    Title      /Price of / Number /  Ownership / Nature of /
   of     /    of     / action / action / Derivative/   Exercisable   /     and       / Deriv-  /   of   /   Form of  /  Indirect /
Derivative/ Exercise  / Date   / Code   / Securities/       and       /    Amount     /  ative  / Deriv- / Derivative / Beneficial/
Security  / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of       / Secur-  / ative  / Security:  / Ownership /
(Instr. 3)/ Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-     /  ity    / Securi-/ Direct (D) / (Instr.4) /
          / Security  / Year)  /        /   of (D)  /    (Month       /    lying      / (Instr. /  ties  / or Indirect/           /
          /           /        /        / (Instr. 3,/   Day/ year)    / Securities    /    5)   /Benefic-/ (Instr. 4) /           /
          /           /        /        /  4 and 5) /                 /  (Instr. 3    /         /ally    /            /           /
          /           /        /        /           /                 /    and 4)     /         /Owned at/            /           /
          /           /        /------------------------------------------------------/         /end of  /            /           /
          /           /        /Code/ V /(A)   /(D) / Date   /  Expir-/ Title /Amount /         / Month  /            /           /
          /           /        /    /   /      /    / Exer-  /  ation /       / of    /         /(Instr. /            /           /
          /           /        /    /   /      /    / cisable/  Date  /       /shares /         /   4)   /            /           /
====================================================================================================================================
Options to   $1.125   05/24/01   M             2,500   1/1/00  7/29/02  Common  2,500                           D          N/A
 Purchase                                                               Stock
  Common
  Stock
------------------------------------------------------------------------------------------------------------------------------------
Options to   $1.875   12/14/00   A    V  95,040           (2) 12/14/03  Common 95,040       -    213,985        D          N/A
 Purchase                                                               Stock                      (3)
  Common
  Stock
------------------------------------------------------------------------------------------------------------------------------------
Options to   $1.875   5/24/01    M              2,500 8/25/00 07/29/02  Common  2,500              5,000        I(4)       By
 Purchase                                                               Stock                                            Spouse
  Common
  Stock
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Disclaims beneficial ownership of these 2,500 shares held by spouse prior to marriage.

(2)  31,680  vested on  12/14/00,  31,680  vests on 12/4/01 and 31,680  vests on
     12/14/02.

(3) Options to purchase 132,000 shares of Common Stock at $3.188 expired on 11/20/00.

(4) Disclaims beneficial ownership of these 5,000 options acquired by spouse prior to marriage.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


                                 /s/ SAM ACOSTA              August 1, 2001
                                 ------------------------    --------------
                                     Sam Acosta                  Date
                                **Signature of Reporting Person




Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.